UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	__ Form 10-K	Form 11-K	___ Form 20-F
	_ X_ Form 10-Q	___ Form N-SAR

For Period Ended: __December 31, 2012________________

___ Transition Report on Form 10-K	___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F	___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

For the Transition Period Ended: ____________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: Veritec, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 2445 Winnetka Avenue North

City, State and zip code: Golden Valley, MN 55427

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to complete the necessary accounting work related to the quarter ended December 31, 2012 and as a result could not prepare its financial statements for the quarter ended December 31, 2012 in time for filing. The Company does not anticipate completing the above processes and filing Form 10-Q within the 5-day extension period afforded by Rule 12b-25, which is February 19, 2013. The Company plans to file its Form 10-Q as soon as possible after its accounting work is complete.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John	Quentin (763) 253-2670
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). __X Yes ___ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _ Yes _X__ No

If	so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Veritec, Inc. 0-15113

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2013	Veritec, Inc.
	By	/s/ Van Tran
Name: Van Tran Title: CEO/ Executive Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).